SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(AMENDMENT NO. 5)

U.S. Restaurant Properties, Inc.

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

90 2 97110

(CUSIP NUMBER)

J.D. Dell

HUDSON ADVISORS, LLC

717 North Harwood Street, Suite 2100

Dallas, Texas 75201

(214) 754-8400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

JUNE 11, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box.  ☐

(Continued on following pages)

CUSIP NO. 90 2 97110	Page 2 of 33 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) LSF3 Capital Investments I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 8 SHARED VOTING POWER 18,457 9 SOLE DISPOSITIVE POWER 10 SHARED DISPOSITIVE POWER 18,457

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,457
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 Less than 1%
14	TYPE OF REPORTING PERSON* OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 90 2 97110	Page 3 of 33 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) LSF3 REOC I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 8 SHARED VOTING POWER 18,457 9 SOLE DISPOSITIVE POWER 10 SHARED DISPOSITIVE POWER 18,457

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,457
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 Less than 1%
14	TYPE OF REPORTING PERSON* PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 90 2 97110	Page 4 of 33 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) LSF3 GenPar I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 8 SHARED VOTING POWER 18,457 9 SOLE DISPOSITIVE POWER 10 SHARED DISPOSITIVE POWER 18,457

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,457
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 Less than 1%
14	TYPE OF REPORTING PERSON* OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 90 2 97110	Page 5 of 33 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Lone Star Fund III (U.S.), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 8 SHARED VOTING POWER 18,457 9 SOLE DISPOSITIVE POWER 10 SHARED DISPOSITIVE POWER 18,457

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,457
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 Less than 1%
14	TYPE OF REPORTING PERSON* PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 90 2 97110	Page 6 of 33 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Lone Star Partners III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 8 SHARED VOTING POWER 29,765 9 SOLE DISPOSITIVE POWER 10 SHARED DISPOSITIVE POWER 29,765

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,765
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 Less than 1%
14	TYPE OF REPORTING PERSON* PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 90 2 97110	Page 7 of 33 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Lone Star Management Co. III, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 8 SHARED VOTING POWER 29,765 9 SOLE DISPOSITIVE POWER 10 SHARED DISPOSITIVE POWER 29,765

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,765
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 Less than 1%
14	TYPE OF REPORTING PERSON* OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 90 2 97110	Page 8 of 33 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Hudson Advisors, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 8 SHARED VOTING POWER 9 SOLE DISPOSITIVE POWER 10 SHARED DISPOSITIVE POWER 29,765

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,765
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 Less than 1%
14	TYPE OF REPORTING PERSON* OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 90 2 97110	Page 9 of 33 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Hudson Advisors Associates, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 8 SHARED VOTING POWER 9 SOLE DISPOSITIVE POWER 10 SHARED DISPOSITIVE POWER 29,765

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,765
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 Less than 1%
14	TYPE OF REPORTING PERSON* PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 90 2 97110	Page 10 of 33 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Advisors GenPar, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 8 SHARED VOTING POWER 9 SOLE DISPOSITIVE POWER 10 SHARED DISPOSITIVE POWER 29,765

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,765
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 Less than 1%
14	TYPE OF REPORTING PERSON* CO

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 90 2 97110	Page 11 of 33 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) John P. Grayken
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION IRELAND

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 8 SHARED VOTING POWER 29,765 9 SOLE DISPOSITIVE POWER 10 SHARED DISPOSITIVE POWER 29,765

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,765
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 Less than 1%
14	TYPE OF REPORTING PERSON* IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 90 2 97110	Page 12 of 33 Pages

This Amendment No. 5 to Schedule 13D is being filed by the Reporting Persons (as defined below). This Amendment No. 5 to Schedule 13D amends and supplements Items 2, 4, 5, 6 and 7 contained in the Reporting Persons’ Amendment No. 4 to Schedule 13D, dated October 17, 2003. Items 1 and 3 of Amendment No. 4 to Schedule 13D remain unchanged. Each capitalized term used herein and not otherwise defined has the meaning given such term in Amendment No. 4 to Schedule 13D. Each Reporting Person disclaims responsibility for the completeness and accuracy of the information contained in this Schedule 13D concerning the other Reporting Persons.

ITEM 1. Security and Issuer

This statement relates to the common stock, $0.001 par value per share (the “Common Stock”), of U.S. Restaurant Properties, Inc., a Maryland corporation (“USRP”). The address of the principal executive offices of USRP is 12240 Inwood Road, Suite 300, Dallas, Texas 75244.

ITEM 2. Identity and Background

(a)-(c). This statement is filed on behalf of LSF3 Capital Investments I, LLC, a Delaware limited liability company (“Investments I”).

The sole member of Investments I is LSF3 REOC I, L.P., a Delaware limited partnership (“REOC”). The general partner of REOC is LSF3 GenPar I, LLC, a Delaware limited liability company (“GenPar”). The sole member of GenPar is Lone Star Fund III (U.S.), L.P. a Delaware limited partnership (“Fund III”). The general partner of Fund III is Lone Star Partners III, L.P., a Bermuda limited partnership (“Partners III”). The general partner of Partners III is Lone Star Management Co. III, Ltd., a Bermuda exempted limited liability company (“Management III”). John P. Grayken (“Grayken”), a citizen of Ireland, is the sole stockholder, a director and President of Management III. Grayken is also sole shareholder and director of Advisors GenPar, Inc., a Texas corporation (“Advisors GenPar”) as discussed below. Effective May 1, 2001, LSF3 Capital Investments II, LLC, a Delaware limited liability company (“LSF3 Capital”), merged with and into LSF III Capital Investments, L.P., a Delaware limited partnership (“Investments II”), with Investments II as the surviving entity. The general partner of Investments II is Partners III, and the general partner of Partners III is Management III. Hudson Advisors, L.L.C., a Texas limited liability company (“Hudson”), is an asset manager and, has certain dispositive rights with respect to the shares of Common Stock owned by Investments I and Investments II, pursuant to an agreement among Investments I, Investments II and Hudson (the “Asset Management Agreement”), a copy of which is attached hereto as Exhibit 10.7 and incorporated herein by reference. The managing member of Hudson is Hudson Advisors Associates, L.P., a Texas limited partnership (“Advisors”). The general partner of Advisors is Advisors GenPar.

The address of the principal offices and business address of Investments I, Investments II, REOC, GenPar and Fund III is 717 North Harwood Street, Suite 2200, Dallas, Texas 75201. The address of the principal offices and business address of Hudson, Advisors and Advisors GenPar is 717 North Harwood Street, Suite 2100, Dallas, Texas 75201. The address of the principal offices and business address of Partners III and Management III is Washington Mall, Suite 104, First Floor, 7 Reid Street, Hamilton, HM 11, Bermuda The business address of Grayken, is 50 Welbeck Street, London, United Kingdom, W1G 9XW.

CUSIP NO. 90 2 97110	Page 13 of 33 Pages

Investments I, REOC, GenPar, Fund III, Partners III, Management III, Hudson, Advisors and Advisors GenPar (collectively, the “Lone Star Entities” and with Grayken, the “Reporting Persons”) are all part of a series of private equity funds investing in a broad range of primarily real estate related investments. Investors in these funds are primarily pension funds and other institutional investors. Grayken’s principal occupation is serving in the aforementioned offices of Management III and its affiliates and as a principal of various entities related to the private equity funds of which the Lone Star Entities form a part.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Other Information

Attached as Schedule I hereto is a list of the directors and executive officers of Management III, GenPar and Advisors GenPar which contains the following information with respect to each person:

(i)	name;

(ii)	principal business address; and

(iii)	present principal occupation or employment.

None of the persons identified on Schedule I hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the persons identified on Schedule I hereto has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each person identified on Schedule I hereto is a United States citizen, other than Grayken, who is a citizen of Ireland, and Anthony D. Whaley and Dawn C. Griffiths, both of whom are citizens of Bermuda.

CUSIP NO. 90 2 97110	Page 14 of 33 Pages

ITEM 3. Source and Amount of Funds or Other Consideration

(a) On March 9, 2001 Investments I paid USRP $3,100,403 and LSF3 Capital paid USRP $1,899,601 for 291,118 and 178,366 shares of Common Stock, respectively, pursuant to the terms of that certain Amended and Restated Stock Purchase Agreement dated as of February 7, 2001, (the “REIT Stock Purchase Agreement”) attached hereto as Exhibit 10.1 and incorporated herein by reference, by and between USRP and Lone Star U.S. Acquisitions, LLC, a Delaware limited liability company (“LS Acquisitions”), which subsequently assigned its rights and obligations thereunder to Investments I and LSF3 Capital pursuant to an Assignment and Assumption Agreement dated as of March 9, 2001, a copy of which is attached hereto as Exhibit 10.2 and incorporated herein by reference. The purchase price for these shares was paid from working capital of Investments I and LSF3 Capital that was provided by capital contributions of the members of Investments I and LSF3 Capital. Under the terms of the REIT Stock Purchase Agreement, Investments I and LSF3 Capital agreed to purchase from USRP an additional 873,353 and 535,098 shares of Common Stock, respectively (together, the “Additional Shares”), also at a price of $10.65 per share on or before September 5, 2001. On August 25, 2001, USRP’s board of directors extended the date on or before which Investments I and Investments II were obligated to purchase the Additional Shares to December 31, 2001. On October 26, 2001, Investments I paid USRP approximately $4,340,557 and Investments II paid USRP approximately $2,659,443 for 407,564 and 249,713 of the Additional Shares, respectively. On December 11, 2001, Investments I paid USRP approximately $2,480,320 and Investments II paid USRP approximately $1,519,680 for 232,894 and 142,693 of the Additional Shares, respectively. On December 31, 2001, Investments I paid USRP $2,480,320 and Investments II paid USRP $1,519,680 for 232,894 and 142,693 of the Additional Shares, respectively. In each of these three purchases, the purchase price for the Additional Shares was also paid out of working capital.

(b) On March 9, 2001 Investments I paid the Selling Stockholders an aggregate of $13,033,009.17 and LSF3 Capital paid the Selling Stockholders an aggregate of $7,985,261.32 for 1,148,283 and 703,547 shares of Common Stock, respectively, pursuant to the terms of that certain Amended and Restated Stock Purchase Agreement, dated as of February 27, 2001, (the “Stockholders Stock Purchase Agreement”, together with the REIT Stock Purchase Agreement, the “Stock Purchase Agreements”) attached hereto as Exhibit 10.3 and incorporated herein by reference, by and among Fred H. Margolin, Darrel L. Rolph, David K. Rolph and certain of their affiliates (the “Selling Stockholders”) and LS Acquisitions, which subsequently assigned its rights and obligations thereunder to Investments I and LSF3 Capital pursuant to an Assignment and Assumption Agreement dated as of March 9, 2001, a copy of which is attached hereto as Exhibit 10.4 and incorporated herein by reference. The purchase price for these shares was paid primarily from working capital of Investments I and LSF3 Capital that was provided by capital contributions of the members of Investments I and LSF3 Capital. A total of $401,899 and $246,242 of the purchase price for the shares of Common Stock purchased under the Stockholders Stock Purchase Agreement was paid to the Selling Stockholders pursuant to promissory notes delivered by Investments I and LSF3 Capital, respectively. The notes were unsecured obligations of Investments I and LSF3 Capital, did not bear interest and were due and payable on September 9, 2002. Each of these promissory notes was guaranteed by Fund III.

CUSIP NO. 90 2 97110	Page 15 of 33 Pages

ITEM 4. Purpose of Transaction

On June 7, 2004, Investments I and Investments II entered into an Underwriting Agreement (the “Underwriting Agreement”) attached hereto as Exhibit 10.8 and incorporated herein by reference, by and among USRP, Investments I and Investments II, on the one hand, and Morgan Keegan & Company, Inc. as the underwriter (the “Underwriter”), on the other hand. Pursuant to the Underwriting Agreement, on June 11, 2004, in a registered public offering, Investments I and Investments II sold 1,240,160 and 759,840 shares of Common Stock, respectively, to the Underwriter at a price per share of $15.0765. The Underwriting Agreement also granted the Underwriter the option of purchasing an additional 124,016 and 75,984 shares of Common Stock from Investments I and Investments II, respectively.

Other than described above, none of the Reporting Persons has any present plan or intention which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. Interest in Securities of Issuer

(a)-(b) Not applicable. The percentage of the class of securities identified pursuant to Item 1, held by parties identified in Item 2, in all cases, is less than 5 percent.

(c) On June 11, 2004, pursuant to the Underwriting Agreement, Investments I and Investments II sold 1,240,160 and 759,840 shares of Common Stock, respectively, to the Underwriter and received proceeds of $18,697,272.24 and $11,455,727.76, respectively, or $15.0765 per share. On June 29, 2004, in connection with the exercise of the overallotment option pursuant to the Underwriting Agreement, Investments I and Investments II sold an additional 124,016 and 75,984 shares of Common Stock, respectively, to the Underwriter and received proceeds of $1,869,727.22 and $1,145,572.78, respectively (also $15.0765 per share).

(d) Not applicable.

(e) As of June 11, 2004, none of the Reporting Persons is the beneficial owner of more than 5% of the Common Stock of USRP.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Certain rights relating to the Common Stock are set forth in the Stock Purchase Agreements set forth as Exhibits 10.1 and 10.3 to this statement and as further described in Item 3 herein.

USRP, Investments I and LSF3 Capital, the predecessor entity to Investments II, entered into a Registration Rights Agreement as of March 9, 2001 (the “Registration Rights Agreement”) filed as Exhibit 10.5 hereto and incorporated herein by reference. The Registration Rights Agreement covers the shares of Common Stock purchased under the Stock Purchase Agreements. Subject to certain restrictions, the holders of a majority of such shares will have the right to make up to three requests for underwritten registration of such securities for resale under

CUSIP NO. 90 2 97110	Page 16 of 33 Pages

the Securities Act. Also, such holders will have certain rights to request piggyback registrations of such securities in the event that USRP proposes to file a registration statement on its own behalf for on behalf of another person during the term of the Registration Rights Agreement. Also, beginning June 9, 2001, a majority of such holders may request that USRP effect a “shelf registration” covering all or a portion of the Common Stock covered by the Stock Purchase Agreements. Such holders will have certain rights to require one underwritten offering off the shelf registration (a “take down”) and to require additional take downs equal to the number of unused Demand Registrations.

Subject to certain restrictions, pursuant to the Excepted Holder Agreement among USRP, Investments I and LSF3 Capital, the predecessor entity to Investments II, dated as of March 9, 2001 (the “Excepted Holder Agreement”), USRP granted Investments I and LSF3 Capital the right to acquire additional Common Stock up to an aggregate of forty percent (40%) of the outstanding Common Stock. The Excepted Holder Agreement is filed as Exhibit 10.6 hereto and incorporated herein by reference. Investments I and Investments II have granted certain rights, including dispositive rights with respect to certain matters, in the Common Stock held by them to Hudson, pursuant to the Asset Management Agreement. The Asset Management Agreement is filed as Exhibit 10.7 hereto and incorporated herein by reference.

Pursuant to the piggyback registration rights granted in the Registration Rights Agreement, USRP registered, on a Form S-3 Registration Statement, an aggregate of 2,229,675 shares of Common Stock to be sold by Investments I and Investments II. The shares of Common Stock held by Investments I and Investments II, and registered pursuant to such Form S-3 Registration Statement have been, or will be sold, pursuant to the Underwriting Agreement. On June 11, 2004, Investments I and Investments II sold 1,240,160 and 759,840 shares of Common Stock, respectively, and on June 29, 2004, Investments I and Investments II sold 124,016 and 75,984 shares of Common Stock, respectively, to the Underwriter pursuant to the Underwriting Agreement attached hereto as Exhibit 10.8 and as further described in Items 4 and 5 herein.

ITEM 7. Material to be Filed as Exhibits

Exhibit 10.1	Amended and Restated Stock Purchase Agreement among U.S. Restaurant Properties, Inc., Lone Star U.S. Acquisitions, LLC and Lone Star Fund III (U.S.), L.P., dated as of February 27, 2001(1)

Exhibit 10.2	Assignment and Assumption Agreement among Lone Star Fund III (U.S.), L.P., LSF3 Capital Investments I, LLC and LSF3 Capital Investments II, LLC dated as of March 9, 2001 (relating to the REIT Stock Purchase Agreement)(1)

Exhibit 10.3	Amended and Restated Stock Purchase Agreement among certain U.S. Restaurant Properties, Inc. shareholders and Lone Star U.S. Acquisitions, LLC, dated as of February 27, 2001(1)

CUSIP NO. 90 2 97110	Page 17 of 33 Pages

Exhibit 10.4	Assignment and Assumption Agreement among Lone Star Fund III (U.S.), L.P., LSF3 Capital Investments I, LLC and LSF3 Capital Investments II, LLC dated as of March 9, 2001 (related to the Stockholder Stock Purchase Agreement)(1)

Exhibit 10.5	Registration Rights Agreement among U.S. Restaurant Properties, Inc., LSF3 Capital Investments I, LLC and LSF3 Capital Investments II, LLC dated as of March 9, 2001(1)

Exhibit 10.6	Excepted Holder Agreement among U.S. Restaurant Properties, Inc., LSF3 Capital Investments I, LLC and LSF3 Capital Investments II, LLC dated as of March 9, 2001(1)

Exhibit 10.7	Asset Management Agreement among Hudson Advisors, L.L.C., LSF3 Capital Investments I, LLC and LSF III Capital Investments L.P. dated August 13, 2001(2)

Exhibit 10.8	Underwriting Agreement among U.S. Restaurant Properties, Inc., LSF3 Capital Investments I, LLC and LSF III Capital Investments, L.P., on the one hand, and Morgan Keegan & Company, Inc. as the underwriter, on the other hand, dated as of June 7, 2004.

Exhibit 99.1	Agreement Among Filing Parties dated as of March 19, 2001 (1)

(1)	Previously filed as an Exhibit to Schedule 13D filed by the Reporting Persons on March 9, 2001, and is incorporated herein by reference.
(2)	Previously filed as an Exhibit to Schedule 13D filed by the Reporting Persons on August 13, 2001, and is incorporated herein by reference.

CUSIP NO. 90 2 97110	Page 18 of 33 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LSF3 Capital Investments I, LLC, a Delaware limited liability company

By:	LSF3 REOC I, L.P., its Sole Member and
a Delaware limited partnership

By:	LSF3 GenPar I, LLC, its General Partner and
a Delaware limited liability company

By:	/s/ Cindy Kuhlman
Cindy Kuhlman
Vice President

Date: August 2, 2004

CUSIP NO. 90 2 97110	Page 19 of 33 Pages

LSF3 REOC I, L.P., a Delaware limited partnership

By:	LSF3 GenPar I, LLC, its General Partner and
a Delaware limited liability company

By:	/s/ Cindy Kuhlman
Cindy Kuhlman
Vice President

Date: August 2, 2004

CUSIP NO. 90 2 97110	Page 20 of 33 Pages

LSF3 GenPar I, LLC, a Delaware limited liability company

By:	/s/ Cindy Kuhlman
Cindy Kuhlman
Vice President

Date: August 2, 2004

CUSIP NO. 90 2 97110	Page 21 of 33 Pages

Lone Star Fund III (U.S.), L.P., a Delaware limited partnership

By:	Lone Star Partners III, L.P., its General Partner and
a Bermuda limited partnership

By:	Lone Star Management Co. III, Ltd., its General Partner and
a Bermuda exempted limited liability company

By:	/s/ Cindy Kuhlman
Cindy Kuhlman
Vice President

Date: August 2, 2004

CUSIP NO. 90 2 97110	Page 22 of 33 Pages

Lone Star Partners III, L.P., a Bermuda limited partnership

By:	Lone Star Management Co. III, Ltd., its general partner and
a Bermuda exempted limited liability company

By:	/s/ Cindy Kuhlman
Cindy Kuhlman
Vice President

Date: August 2, 2004

CUSIP NO. 90 2 97110	Page 23 of 33 Pages

Lone Star Management Co. III, Ltd., a Bermuda exempted limited liability company

By:	/s/ Cindy Kuhlman
Cindy Kuhlman
Vice President

Date: August 2, 2004

CUSIP NO. 90 2 97110	Page 24 of 33 Pages

LSF III Capital Investments L.P., a Delaware limited partnership

By:	Lone Star Partners III, L.P., its General Partner and
a Bermuda limited partnership

By:	Lone Star Management Co. III, Ltd., its General Partner and
a Bermuda exempted limited liability company

By:	/s/ Cindy Kuhlman
Cindy Kuhlman
Vice President

Date: August 2, 2004

CUSIP NO. 90 2 97110	Page 25 of 33 Pages

/s/ John P. Grayken
JOHN P. GRAYKEN

Date: August 2, 2004

CUSIP NO. 90 2 97110	Page 26 of 33 Pages

Hudson Advisors, L.L.C., a Texas limited liability company

By:	/s/ Robert J. Corcoran
Robert J. Corcoran
President

Date: August 2, 2004

CUSIP NO. 90 2 97110	Page 27 of 33 Pages

Hudson Advisors Associates, L.P., a Texas limited partnership

By:	Advisors GenPar, Inc., its General Partner and
a Texas corporation

By:	/s/ Robert J. Corcoran
Robert J. Corcoran
President

Date: August 2, 2004

CUSIP NO. 90 2 97110	Page 28 of 33 Pages

Advisors GenPar, Inc., a Texas corporation

By:	/s/ Robert J. Corcoran
Robert J. Corcoran
Vice President

Date: August 2, 2004

CUSIP NO. 90 2 97110	Page 29 of 33 Pages

SCHEDULE I

Instruction C. Information for Officers and Directors of Management III, GenPar and Advisors GenPar.

OFFICERS AND DIRECTORS OF MANAGEMENT III

Name:	John P. Grayken

Present Principal Occupation or Employment:	President and Director

Business Address:	50 Welbeck Street
London, United Kingdom
W1G 9XW

Name:	J.D. Dell

Present Principal Occupation or Employment:	Vice President, General Counsel and Director

Business Address:	717 North Harwood Street, Suite 2100
Dallas, Texas 75201

Name:	Anthony D. Whaley

Present Principal Occupation or Employment:	Alternate Director

Business Address:	Washington Mall, Suite 104, First Floor, 7 Reid Street
Hamilton, HM11 Bermuda

Name:	Dawn C. Griffiths

Present Principal Occupation or Employment	Director

Business Address:	Washington Mall, Suite 104, First Floor, 7 Reid Street
Hamilton, HM11 Bermuda

Name:	Ginger M. Quillen

Present Principal Occupation or Employment:	Vice President

CUSIP NO. 90 2 97110	Page 30 of 33 Pages

Business Address:	717 North Harwood Street, Suite 2100 Dallas, Texas 75201

Name:	Cindy Kuhlman

Present Principal Occupation or Employment:	Vice President

Business Address:	717 North Harwood Street, Suite 2100
Dallas, Texas 75201

Name:	Louis Paletta

Present Principal Occupation or Employment:	Vice President

Business Address:	717 North Harwood Street, Suite 2100
Dallas, Texas 75201

Name:	Steven R. Shearer

Present Principal Occupation or Employment:	Vice President

Business Address:	717 North Harwood Street, Suite 2100
Dallas, Texas 75201

Name:	Ellis Short IV

Present Principal Occupation or Employment:	Vice President

Business Address:	Toranomon 45
Mori Building
5th Floor
1-5, Toranomon 5-Chome
MINATO - KU, Toyko Japan

Name:	Benjamin D. Velvin III

Present Principal Occupation or Employment:	Vice President, Assistant Secretary and Director

Business Address:	717 North Harwood Street, Suite 2100
Dallas, Texas 75201

Name:	Michael D. Thomson

CUSIP NO. 90 2 97110	Page 31 of 33 Pages

Present Principal Occupation or Employment:	Director

Business Address:	717 North Harwood Street, Suite 2100
Dallas, Texas 75201

OFFICERS AND DIRECTORS OF GENPAR

Name:	J.D. Dell

Present Principal Occupation or Employment:	President

Business Address:	717 North Harwood Street, Suite 2100
Dallas, Texas 75201

Name:	Benjamin D. Velvin III

Present Principal Occupation or Employment:	Vice President

Business Address:	717 North Harwood Street, Suite 2100
Dallas, Texas 75201

Name:	Louis Paletta

Present Principal Occupation or Employment:	Vice President

Business Address:	717 North Harwood Street, Suite 2100
Dallas, Texas 75201

Name:	Cindy Kuhlman

Present Principal Occupation or Employment:	Vice President

Business Address:	717 North Harwood Street, Suite 2100
Dallas, Texas 75201

OFFICERS AND DIRECTORS OF ADVISORS GENPAR

Name:	John P. Grayken

Present Principal Occupation or Employment:	Director

Business Address:	50 Welbeck Street
London, United Kingdom
W1G 9XW

Name:	Robert J. Corcoran

Present Principal Occupation or Employment:	President

CUSIP NO. 90 2 97110	Page 32 of 33 Pages

Present Principal Occupation or Employment:	Hudson Advisors, LLC
717 North Harwood Street, Suite 2100
Dallas, Texas 75201

Name:	J.D. Dell

Present Principal Occupation or Employment	Vice President

Business Address:	717 North Harwood Street, Suite 2100
Dallas, Texas 75201

CUSIP NO. 90 2 97110	Page 33 of 33 Pages

EXHIBIT INDEX

Exhibit 10.1	Amended and Restated Stock Purchase Agreement among U.S. Restaurant Properties, Inc., Lone Star U.S. Acquisitions, LLC and Lone Star Fund III (U.S.), L.P., dated as of February 27, 2001(1)

Exhibit 10.2	Assignment and Assumption Agreement among Lone Star Fund III (U.S.), L.P., LSF3 Capital Investments I, LLC and LSF3 Capital Investments II, LLC dated as of March 9, 2001 (relating to the REIT Stock Purchase Agreement)(1)

Exhibit 10.3	Amended and Restated Stock Purchase Agreement among certain U.S. Restaurant Properties, Inc. shareholders and Lone Star U.S. Acquisitions, LLC, dated as of February 27, 2001(1)

Exhibit 10.4	Assignment and Assumption Agreement among Lone Star Fund III (U.S.), L.P., LSF3 Capital Investments I, LLC and LSF3 Capital Investments II, LLC dated as of March 9, 2001 (related to the Stockholder Stock Purchase Agreement)(1)

Exhibit 10.5	Registration Rights Agreement among U.S. Restaurant Properties, Inc., LSF3 Capital Investments I, LLC and LSF3 Capital Investments II, LLC dated as of March 9, 2001(1)

Exhibit 10.6	Excepted Holder Agreement among U.S. Restaurant Properties, Inc., LSF3 Capital Investments I, LLC and LSF3 Capital Investments II, LLC dated as of March 9, 2001(1)

Exhibit 10.7	Asset Management Agreement among Hudson Advisors, L.L.C., LSF3 Capital Investments I, LLC and LSF III Capital Investments L.P. dated August 13, 2001(2)

Exhibit 10.8	Underwriting Agreement among U.S. Restaurant Properties, Inc., LSF3 Capital Investments I, LLC and LSF III Capital Investments, L.P., on the one hand, and Morgan Keegan & Company, Inc. as representative of the underwriter, on the other hand, dated as of June 7, 2004.

Exhibit 99.1	Agreement Among Filing Parties dated as of March 19, 2001(1)

(1)	Previously filed as an Exhibit to Schedule 13D filed by the Reporting Persons on March 9, 2001, and is incorporated herein by reference.
(2)	Previously filed as an Exhibit to Schedule 13D filed by the Reporting Persons on August 13, 2001, and is incorporated herein by reference.